UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

IDM PHARMA, INC.

(Name of Subject Company)

IDM PHARMA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

449394105

(CUSIP Number of Class of Securities)

Timothy P. Walbert

President and Chief Executive Officer

IDM Pharma, Inc.

9 Parker, Suite 100

Irvine, CA 92618

(949) 470-4751

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

L. Kay Chandler, Esq. COOLEY GODWARD KRONISH LLP 4401 Eastgate Mall San Diego, CA 92121-9109 (858) 550-6000	Barbara L. Borden, Esq. COOLEY GODWARD KRONISH LLP 4401 Eastgate Mall San Diego, CA 92121-9109 (858) 550-6000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to the Schedule 14D-9 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on May 26, 2009, as amended and supplemented by Amendment No. 1 to the Schedule 14D-9 filed with the SEC on May 29, 2009 and Amendment No. 2 to the Schedule 14D-9 filed with the SEC on June 2, 2009 (as amended from time to time, the “Schedule 14D-9”) by IDM Pharma, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Jade Subsidiary Corporation, a Delaware corporation (“Offeror”) and wholly owned subsidiary of Takeda America Holdings, Inc., which is a New York corporation (“Takeda America”) and wholly owned subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan, to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) of the Company at a price of $2.64 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. All references to the Offer to Purchase, the Letter of Transmittal and the Offer include any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, respectively.

All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 3.

Item 4. The Solicitation or Recommendation.

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following on page 15 of the Schedule 14D-9 after the second full paragraph under the heading “Background of the Offer.”:

“The Company initially selected JMP as its financial advisor due in large part to JMP’s reputation as a specialty advisor for small-to-mid size life sciences companies, and over time the Company elected to continue that relationship because of JMP’s familiarity with IDM and its products.”

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the fifth full paragraph on page 16 of the Schedule 14D-9 under the heading “Background of the Offer.” as follows:

“On November 17, 2008, IDM’s board of directors conducted a telephonic meeting and was informed the CHMP had issued a positive opinion recommending marketing authorization for MEPACT in Europe for the treatment of patients with non-metastatic, resectable osteosarcoma. During this meeting, JMP discussed the status of the strategic process and identity of potentially interested strategic partners that management discussed with JMP. The Board also discussed IDM’s alternative of remaining an independent public company to pursue the commercialization of MEPACT in Europe and the continuing operation of its business, including management’s estimate of the need for approximately $18 million to $23 million in additional financing assuming successful commercialization of MEPACT in Europe, the prospects for the Company obtaining financing on terms that were favorable to stockholders considering the Company’s market capitalization and the condition of capital markets, the risks and uncertainties associated with commercialization of MEPACT in Europe and the alternative of pursuing the sale of the Company.  The Board considered, both at this meeting and at subsequent meetings during the strategic review process that, while financing remained a potential strategic alternative, it would likely be highly dilutive to the existing stockholders and, therefore, would not be the best alternative for the stockholders. At the conclusion of this meeting, the board of directors authorized management and JMP to resume the process of contacting potential parties for a strategic transaction.”

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the third bullet on page 23 of the Schedule 14D-9 under the heading “Reasons for the Recommendation of the Company’s Board of Directors.” as follows:

“•            The IDM board of directors believe that, after a thorough review of strategic alternatives and discussions with IDM’s financial advisors, the value offered to the stockholders in the Offer and the Merger is more favorable to the IDM stockholders than the potential value that might be realized by stockholders from strategic alternatives reasonably available to IDM, considering the financing that would be required to continue as a going concern and to commercialize MEPACT in Europe on a stand-alone basis, prospects for raising such capital on reasonable terms, market conditions and ongoing risks and uncertainties relating to the commercialization of MEPACT in Europe, including market penetration, pricing and reimbursement risks that may impact ultimate sales volumes and profitability of MEPACT, risks relating to IDM’s ability to obtain marketing approval of MEPACT in the United States and other risks and uncertainties relating to the business (including the risk factors set forth in the Company’s Quarter Report on Form 10-Q for the quarter ended March 31, 2009);”

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following on page 25 of the Schedule 14D-9 after the fourth sentence on the first paragraph under the heading “Financial Projections.”:

“The projections did not include any estimates of the financial performance or expenses for MEPACT in the U.S. due to the substantial risks and uncertainties related to when, if ever, the Company might receive FDA approval for MEPACT.  Additionally, and likely because of these substantial risks and uncertainties, the Company was informed by each of Takeda, Company B and Company A discussed above under “—Background of the Offer” that their final bids for the Company did not place any value on the U.S. market for MEPACT.”

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the second and third full paragraphs and the two tables contained therein on page 26 of the Schedule 14D-9 under the heading “Financial Projections.” as follows:

“The “base case” projections included the following estimates of the Company’s future financial performance related to MEPACT in Europe:

Projected
2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
(unaudited, amounts in millions)

Total Revenue	$—	$14	$31	$62	$70	$72	$75	$78	$82	$85	$88	$48	$25
Cost of Goods Sold	1	3	6	11	13	13	13	14	14	15	13	7	4

Gross Profit (Loss)	(1)	11	25	51	57	59	62	65	67	70	75	41	21
Operating Expenses	22	18	18	23	25	25	25	25	25	26	27	21	17

Operating Income (Loss)	(23)	(8)	7	27	32	35	36	40	42	44	48	20	4

Net Income (Loss)	(23)	(8)	5	19	22	24	26	28	29	31	34	14	3

EBITDA	(23)	(7)	7	28	33	35	37	41	43	45	49	20	4

The “upside case” projections included the following estimates of the Company’s future financial performance related to MEPACT in Europe:

Projected
2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
(unaudited, amounts in millions)

Total Revenue	$—	$16	$37	$74	$84	$87	$90	$94	$98	$102	$106	$58	$30
Cost of Goods Sold	1	3	6	12	14	14	14	15	15	16	14	8	4

Gross Profit (Loss)	(1)	13	31	62	70	73	76	79	83	86	92	50	26
Operating Expenses	22	18	19	25	27	27	28	27	28	29	30	22	18

Operating Income (Loss)	(23)	(5)	11	37	43	46	48	52	54	57	62	27	8

Net Income (Loss)	(23)	(5)	8	26	30	32	34	37	38	40	43	19	5

EBITDA	(23)	(5)	12	38	44	47	49	53	56	58	63	28	8	”

Item 8. Additional Information.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following on page 40 of the Schedule 14D-9 after the last paragraph under the heading “Legal Proceeding.”:

“As disclosed in the Schedule 14D-9 originally filed with the SEC on May 26, 2009 as amended and supplemented by Amendment No. 1 to the Schedule 14D-9 filed with the SEC on May 29, 2009, Richard Hartman and Bryan Burnett (“Plaintiffs”) filed a class-action lawsuit in the Superior Court of the State of California, Orange County (Civil Action Case No 30-2009-00270784 (the “Action”)) on May 22, 2009 against the Company, each member of the Company’s board of directors including its President and Chief Executive Officer, Takeda America and the Offeror (“Defendants”). On May 27, 2009, Plaintiffs filed an Amended Complaint, which alleges that (1) the defendants breached their fiduciary duties, and/or aided and abetted the breach of fiduciary duties, owed to the Company’s stockholders in connection with the Offer, (2) the Company failed to disclose certain information to its stockholders in connection with the Offer and (3) the consideration being offered pursuant to the Offer is inadequate. With their Amended Complaint, Plaintiffs seek, on behalf of a putative class of public stockholders of the Company (the “Class”), injunctive relief enjoining the Offer, or, in the event the Offer has been consummated prior to the court’s entry of final judgment, they seek rescission of the Offer or rescissory damages. The Amended Complaint also seeks an accounting for all damages and an award of costs, including a reasonable allowance for attorneys’ and experts’ fees and expenses.

Defendants believe that the Amended Complaint is entirely without merit and that they have valid defenses to all claims.  Nevertheless, and despite their belief that they ultimately would have prevailed in the defense of Plaintiffs’ claims,  to minimize the costs associated with this litigation, on June 18, 2009, Defendants entered into a memorandum of understanding (“MOU”) with Plaintiffs providing for the settlement of all claims in the Action. Under the MOU, and subject to court approval and further definitive documentation, Plaintiffs and the Class settle and release, against Defendants and their affiliates and agents, all claims in the Action and any potential claim related to the Merger Agreement, to any disclosures leading up to the Merger, or to the transactions contemplated by the Merger Agreement, including without limitation the Offer and the Merger. Pursuant to the terms of the MOU, the Company will provide additional supplemental disclosures to its Schedule 14D-9 (such disclosures being set forth above). The Company believes that the supplemental disclosures are not required to be disclosed under federal securities laws or under state law and are not material as a matter of law or in the context of a stockholder’s decision to tender Shares into and accept the Offer. Defendants have also agreed not to oppose any fee application by Plaintiffs’ counsel that does not exceed $250,000. The settlement, including the payment by the Company or any successor thereto of any such attorneys’ fees, is also contingent upon, among other things, the Merger becoming effective under Delaware law. In the event that the settlement is not approved and such conditions are not satisfied, Defendants will continue to vigorously defend against the allegations in the Amended Complaint.

As disclosed in Amendment No. 2 to the Schedule 14D-9 originally filed with the SEC on June 2, 2009, on May 29, 2009, a class-action lawsuit was filed in the Superior Court of the State of California, Orange County (Case No. 30-2009-00272055), against the Company, each member of the Company’s board of directors including its President and Chief Executive Officer, Takeda America and Offeror. The action was brought by Young Chang, who claims to be a stockholder of the Company, on his own behalf, and seeks certification as a class action on behalf of all the Company’s stockholders, except the defendants and their affiliates. The complaint contains the same allegations as those asserted in the Action, described above (Civil Action Case No 30-2009-00270784) — i.e., that the defendants breached their fiduciary duties, and/or aided and abetted the breach of fiduciary duties, owed to Company stockholders in connection with the Offer and the Merger, including with respect to the Offer Price and other terms of the Merger Agreement and the process by which the Merger Agreement was approved by the Company’s board of directors. The complaint seeks injunctive relief enjoining the Offer and the Merger and a declaration that the Offer and the Merger were entered into in breach of the fiduciary duties of the defendants and rescinding and invalidating the Merger Agreement or other agreements defendants entered into in connection with the Offer and the Merger.  The complaint also demands defendants be directed to exercise their fiduciary duties to obtain a transaction that is in the best interest of Company stockholders, the imposition of a constructive trust, in favor of plaintiff and the class, upon any benefits improperly received by defendants, and an award of costs and disbursements, including a reasonable allowance for attorneys’ and experts’ fees. On June 18, 2009, the plaintiff voluntarily dismissed his complaint without prejudice. The Company believes the plaintiff’s allegations lack merit and should he seek to reassert these or similar claims, the Company will vigorously contest the matter.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDM Pharma, Inc.

	By:	/s/ Robert J. De Vaere
	Name:	Robert J. De Vaere
	Title:	Senior Vice President, Finance and Administration and Chief Financial Officer
Dated: June 18, 2009